Exhibit 17.3

March 22, 2012

The Board of Directors

Fuqi International, Inc.

5/F, Block 1, Shihua Industrial Area

Cuizhu Road (North)

Luohu, Shenzhen 518019

China

To the Board of Directors:

This is to inform you of my decision to resign as a member of the Board of Directors and the Nominating and Governance Committee of Fuqi International, Inc., effective March 31, 2012.  I am resigning for personal reasons and to devote more time to my family.

I would like to convey my appreciation and respect to my fellow directors for their cooperation and their service.  It has been a great privilege and pleasure to have worked with you all.

Yours very truly,

/s/ Lily Lee Chen

Lilly Lee Chen